UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

William M. Walker

c/o Walker & Dunlop, Inc.

7501 Wisconsin Avenue

Suite 1200E

Bethesda, Maryland 20814

(301) 215-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93148P102	13D	Page 1 of 6 pages

1	Names of Reporting Persons William M. Walker
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF/OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 122,318
	8	Shared Voting Power 1,510,244
	9	Sole Dispositive Power 122,318
	10	Shared Dispositive Power 1,510,244
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,632,562
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person IN

CUSIP No. 93148P102	13D	Page 2 of 6 pages

1	Names of Reporting Persons Walker Family Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,510,244
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,510,244
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person IN

CUSIP No. 93148P102	13D	Page 3 of 6 pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 28, 2010 (as amended and supplemented to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walker & Dunlop, Inc., a Maryland corporation (the “Company”) beneficially owned by the Reporting Person. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

William M. Walker

Walker Family Holdings, LLC

Mr. Walker is a citizen of the United States and is the Chairman and Chief Executive Officer of the Company. Walker Family Holdings, LLC is a Delaware limited liability company, and its principal business is investing in securities, including the securities of the Company. The business address of each of the Reporting Persons is c/o Walker & Dunlop, Inc., 7501 Wisconsin Avenue, Suite 1200E, Bethesda, Maryland 20814.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Beginning in October 2020, Mr. Walker contributed shares of Common Stock to Walker Family Holdings, LLC for no consideration in an estate planning transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a)-(b)

CUSIP No. 93148P102	13D	Page 4 of 6 pages

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 30,940,267 shares of Common Stock outstanding as of March 5, 2021:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
William M. Walker	1,632,562	5.3%	122,318	1,510,244	122,318	1,510,244
Walker Family Holdings, LLC	1,510,244	4.9%	0	1,510,244	0	1,510,244

Walker Family Holdings, LLC is the record holder of 1,510,244 shares of Common Stock. Mr. Walker is the managing member of Walker Family Holdings, LLC and in such capacity may be deemed to beneficially own the securities held by Walker Family Holdings, LLC. In addition, Mr. Walker has sole voting and dispositive power with respect to (i) 27,235 shares of restricted stock, which represent the unvested portions of restricted stock grants, which grants were made to vest ratably on each anniversary of the applicable grant date over a three-year period, (ii) 83,218 shares of Common Stock underlying currently exercisable stock options, and (iii) 11,865 shares of Common Stock held as custodian for his minor children.

(c)            On February 12, 2021, Mr. Walker acquired 18,024 shares of Common Stock upon the vesting of a performance award and was awarded 14,115 shares of restricted Common Stock, 4,982 deferred stock units and 2,491 restricted stock units, in each case in connection with his service as an officer of the Company. On February 12, 2021 and February 15, 2021, the Company withheld an aggregate of 14,634 shares of Common Stock to satisfy Mr. Walker’s withholding tax obligations in connection with the vesting of various equity awards.

On February 18, 2021, Mr. Walker exercised an option to purchase 48,064 shares of Common Stock at an exercise price of $39.82 per share. From February 18, 2021 through February 19, 2021, Mr. Walker disposed of 66,699 shares of Common Stock, in a series of transactions at prices ranging from $98.41 to $102.86 per share in open market transactions on the New York Stock Exchange. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Company, or a security holder of the Company, full information regarding the number of shares sold at each separate price for each transaction.

CUSIP No. 93148P102	13D	Page 5 of 6 pages

Date	Shares Disposed Of	Weighted Average Price Per Share
February 18, 2021	48,064	$100.6553
February 19, 2021	18,635	$101.602

On March 11, 2021, Mr. Walker acquired 41.884 dividend equivalent rights, which accrued on his restricted stock units.

Except for the transactions disclosed in this Item 5(c), neither of the Reporting Persons has effected any transactions in the Company’s Common Stock during the past sixty days.

(d)	None.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
99.3	Joint Filing Agreement

CUSIP No. 93148P102	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2021

/s/ William M. Walker
William M. Walker

Walker Family Holdings, LLC

By:	/s/ William M. Walker
Name:	William M. Walker
Title:	Manager